Bone Health Technologies, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS


INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Bone Health Technologies, Inc., Management

We have reviewed the accompanying financial statements of Bone Health Technologies, Inc. (the Company) which comprise the balance sheets as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

RNB Capital LLC

Tamarac, FL
October 30, 2025

BONE HEALTH TECHNOLOGIES, INC.
BALANCE SHEET

AS OF DECEMBER 31,		2024	2023
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	2,085,216	1,080,833
Inventories		215,153	2,900
Prepaid Expenses		46,585	14,093
Other Current Assets		15,753	-
Total Current Assets		2,362,707	1,097,826
Non-Current Assets:			
Fixed Assets - net	$	7,737	8,708
Intangible Assets - net		402,478	342,269
Security Deposit		7,000	1,700
Total Non-Current Assets		417,215	352,678
TOTAL ASSETS	$	2,779,921	1,450,504
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	528,993	620,194
Deferred Revenue		825,624	-
Payroll Liabilities		116,206	36,160
Accrued Expenses		4,504	-
Total Current Liabilities	$	1,475,326	656,353
Non-Current Liabilities:			
SAFE	$	2,055,500	-
Total Non-Current Liabilities	$	2,055,500	-
TOTAL LIABILITIES		3,530,826	656,353
EQUITY			
Common Stock	$	113	106
Preferred Stock		102	93
Additional Pad-In Capital		7,948,365	6,995,756
Accumulated Deficit		(8,699,484)	(6,201,803)
TOTAL EQUITY	$	(750,905)	794,150
TOTAL LIABILITIES AND EQUITY	$	2,779,921	1,450,504

See Accompanying Notes to these Unaudited Financial Statements

BONE HEALTH TECHNOLOGIES, INC.
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,		2024	2023
Revenues			
Net Sales	$	85,542	-
Cost of Goods Sold		(42,439)	-
Gross Profit	$	43,102	-
Operating Expenses			
General and Administrative Expense	$	456,345	541,725
Advertising and Marketing Expense		85,536	11,723
Payroll Expense		858,114	582,447
Professional Fees		996,727	669,748
Research and Development Costs		185,125	961,016
Depreciation Expense		4,592	3,875
Bad Debt Expense		-	800
Total Operating Expenses		**2,586,439**	**2,771,334**
Total Loss from Operations	$	**(2,543,337)**	**(2,771,334)**
Other Income (Expense)			
Interest Income	$	43,873	22,099
Foreign Exchange Gain		181	-
Other Income		1,601	856,262
Interest Expense		-	(114,779)
Total Other Income (Expense)		**45,656**	**763,582**
Net Income (Loss)	$	**(2,497,681)**	**(2,007,752)**

See Accompanying Notes to these Unaudited Financial Statements

BONE HEALTH TECHNOLOGIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Preferred Stock			Retained Earnings	Total Shareholders'
	# of Shares	$ Amount	# of Shares	$ Amount	APIC	(Deficit)	Equity
Beginning balance at 1/1/23 - restated	8,339,745	83	4,055,479	41	2,791,338	(4,194,051)	(1,402,589)
Issuance of Capital Stock	2,310,058	23	5,236,037	52	-	-	75
Additional Paid-in Capital	-	-	-	-	4,204,417	-	4,204,417
Net income (loss)	-	-	-	-	-	(2,007,752)	(2,007,752)
Ending balance at 12/31/23	10,649,803	106	9,291,516	93	6,995,756	(6,201,803)	794,150
Issuance of Capital Stock	619,410	6	929,580	9	-	-	15
Additional Paid-in Capital	-	-	-	-	952,609	-	952,609
Net income (loss)	-	-	-	-	-	(2,497,681)	(2,497,681)
Ending balance at 12/31/24	11,269,213	113	10,221,096	102	7,948,365	(8,699,484)	(750,905)

See Accompanying Notes to these Unaudited Financial Statements

BONE HEALTH TECHNOLOGIES, INC.
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2024	2023
OPERATING ACTIVITIES			
Net Income (Loss)	$	(2,497,681)	(2,007,752)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Depreciation Expense		4,592	3,875
Accounts Receivable		-	122,703
Inventories		(212,253)	(2,900)
Prepaid Expenses		(32,492)	10,616
Other Current Assets		(15,753)	-
Security Deposit		(5,300)	-
Accounts Payable		(91,201)	128,030
Deferred Revenue		825,624	-
Payroll Liabilities		80,046	(14,482)
Accrued Expenses		4,504	(277,106)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		557,767	(29,263)
Net Cash used in Operating Activities	$	(1,939,914)	(2,037,016)
INVESTING ACTIVITIES			
Fixed Assets - net	$	(3,621)	(5,500)
Intangible Assets - net		(60,208)	(65,652)
Net Cash used in Investing Activities	$	(63,829)	(71,152)
FINANCING ACTIVITIES			
SAFE	$	2,055,500	-
Convertible Notes		-	(2,000,000)
Common Stock		6	(41,397)
Preferred Stock		10	(2,719,867)
Additional Pad-In Capital		952,610	6,995,755
Convertibles - SAFE		-	(30,000)
Net Cash provided by Financing Activities	$	3,008,126	2,204,491
Cash at the beginning of period		1,080,833	984,509
Net Cash increase (decrease) for period	$	1,004,383	96,324
Cash at end of period	$	2,085,216	1,080,833

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:			
Interest		-	114,779
Income taxes		-	-

Supplemental Disclosures of NonCash Investing and Financing Activities

$2,159,386 of Notes Payable was converted to Preferred Stock

See Accompanying Notes to these Unaudited Financial Statements

Bone Health Technologies, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

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NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Bone Health Technologies is a Delaware C-Corp and was formed on July 25, 2018. The Company sells medical devices and associated subscription services. It is a class II medical device and requires a prescription from a physician. The Company is headquartered in Redwood City CA with an office in Brooklyn NY. The company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses for the past three (3) years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Bone Health Technologies, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

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Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $2,085,216 and $1,080,833 in cash and cash equivalents as of December 31, 2024 and December 31, 2023, respectively.

Inventory

Inventory consisted primarily of raw materials and work in progress. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. The Company had an inventory of $215,153 and $2,900 as of December 31, 2024 and December 31, 2023, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this

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assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2024	2023
Capital Equipment	7	16,621	13,000
Less Accumulated Depreciation		(8,884)	(4,292)
Totals		**7,737**	**8,708**

Capitalized Internal-Use Software Costs

The Company is required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 20 years.

As of December 31, 2024, certain intangible assets remain under development or pending registration and, therefore, have not yet been placed in service. Accordingly, these assets are not yet subject to amortization.

A summary of the Company's intangible assets is below.

Property Type	Useful Life in Years	2024	2023
Software	20	365,663	318,125
Intellectual Property (Patent and Trade Mark)	15	27,644	24,144
NRE	15	9,170	-
Totals		**402,478**	**342,269**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations

Bone Health Technologies, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

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Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

The Company generates revenue from the sale of medical devices and related subscription services that support the ongoing use of the devices. The medical device is a Class II prescription-only product, and revenue is recognized upon shipment and transfer of control to the customer, as this represents the point at which the customer obtains physical possession and the ability to direct the use of the product.

For subscription services, revenue is recognized over the subscription term on a straight-line basis, as the customer receives and consumes the benefits evenly throughout the period of access to the Company's digital platform and monitoring services.

Customers typically pay for devices at the time of purchase or upon shipment. Subscription service fees are generally billed in advance (monthly or annually) and are non-refundable once the subscription period begins.

The Company's primary performance obligation is the delivery of products and maintaining an acceptable level of software uptime for users over the subscription period. Revenue is recognized over the life of the subscription as performance obligations are satisfied and at the time of product shipment net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Other Income

Other income for the period ending December 31, 2023, totaling $856,262 consists primarily of grant income and reimbursements for billable expenses related to clinical and preclinical studies, consulting, and materials. These items are not part of the Company's primary revenue-generating activities and are therefore presented as other income in the statement of operations.

General and Administrative

General and administrative expenses consist of expenses involved in general corporate functions, including accounting, finance, tax, legal, business development, professional fees, equipment rental, third-party commissions, travel, pre-opening costs and other miscellaneous expenses.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

Payroll Expense

Payroll expense consists of payroll and related expenses for employees and independent contractors.

Bone Health Technologies, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

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Professional Fees

Professional fees include payments made to external service providers for legal, accounting, audit, consulting, and other advisory services.

Research and Development Costs

The Company follows the provisions of ASC 730, Research and Development, which require that research and development costs be expensed as incurred. R&D expenses include costs related to the development, design, testing, and improvement of the Company's products and technologies.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The company measures the stock options based on the Company's most recent 409A valuation at the time of the grant date. The Market value of the Company's common stock based on valuation on July 19, 2024 is at $0.16.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

Bone Health Technologies, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

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The following presents an analysis of the available options for purchasing the Company's currently issued and outstanding stock:

	Total Options
Total options outstanding, January 1, 2023	1,559,639
Granted	55,755
Exercised	-
Expired/cancelled	-
Total options outstanding, December 31, 2023	1,615,394
Granted	3,265,497
Exercised	-
Expired/cancelled	-
Total options outstanding, December 31, 2024	4,880,891
Options exercisable, December 31, 2024	2,993,380

The following is an analysis of shares of the Company's common stock issued as compensation:

	Nonvested Shares
Nonvested shares, January 1, 2023	40,807
Granted	86,331
Vested	(55,755)
Forfeited	(30,576)
Nonvested shares, December 31, 2023	40,807
Granted	3,265,497
Vested	(1,418,793)
Forfeited	-
Nonvested shares, December 31, 2024	1,887,511

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

Significant Components of Deferred Tax Assets and Liabilities
As of December 31, 2024 and December 31, 2023, significant components of the Company's deferred tax assets and liabilities were as follows:

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	2024	2023
Net Operating Loss Carryforwards	1,687,099	1,617,602
Accrued Expenses	-	-
Depreciation (difference in methods/timing)	577	(203)
Other Temporary Differences	-	-
Gross Deferred Tax Asset	**1,687,676**	**1,617,399**
Less: Valuation Allowance	(1,687,676)	(1,617,399)
Net Deferred Tax Asset (Liability)	-	-

The Company has recorded a full valuation allowance against its deferred tax assets due to cumulative operating losses and absence of objectively verifiable evidence that the assets will be realized.

Net Operating Loss Carryforwards

As of December 31, 2024 and December 31, 2023, the Company had federal and state net operating loss carryforwards of approximately $5,680,469. Federal NOLs arising after December 31, 2017, generally do not expire but are subject to an 80% taxable income limitation. Utilization of these losses may be subject to annual limitations under Section 382 of the Internal Revenue Code.

Components of Income Tax Expense (Benefit)

During 2024 and 2023, the Company paid no income taxes to federal or state jurisdictions.

Component	2024	2023
Current tax expense	-	-
Deferred tax expense (benefit)	1,687,676	1,617,399
Valuation Allowance	(1,687,676)	(1,617,399)
Net Deferred Tax Asset (Liability)	-	-

Income Taxes Paid		
	2024	**2023**
Federal		
State		
Foreign		
Net Deferred Tax Asset (Liability)	-	-

Bone Health Technologies, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

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Rate Reconciliation

The reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate is as follows:

	2024		2023	
	Amount ($)	% of Pretax Income (Loss)	Amount ($)	% of Pretax Income (Loss)
Income tax benefit at U.S. Statutory Rate (21%)	(524,513)	21.00%	(421,628)	21.00%
State taxes, net of federal benefit	(217,298)	8.70%	(174,674)	8.70%
Permanent differences	0	0.00%	0	0.00%
Change in Valuation Allowance	-	0.00%	-	0.00%
Other	-	0.00%	-	0.00%
Total Income Tax Expense (benefit)	**(741,811)**	**29.70%**	**(596,302)**	**29.70%**

Explanation of Significant Reconciling Items:
The Company's income tax benefit at the federal statutory rate is offset by a corresponding increase in the valuation allowance. Management determined that, due to continuing losses and lack of objectively verifiable positive evidence, the deferred tax asset is not realizable.

Unrecognized Tax Benefits:
The Company had no material uncertain tax positions as of December 31, 2024 and December 31, 2023. Income tax returns for years ending 2022 through 2026 remain open to examination by federal and state tax authorities.

Key highlights for ASU 2023-09 compliance:
Expanded rate reconciliation in both dollar and percent format with standardized line items.

Tabular disclosure of income taxes paid by jurisdiction.

Enhanced explanations for valuation allowances and material reconciling items.

Continuing all traditional ASC 740 requirements for components of deferred taxes, NOLs, and uncertain tax positions.

Management has evaluated the Company's tax positions in accordance with ASC 740, *Income Taxes*, and has concluded that there are no uncertain tax positions requiring recognition or disclosure as of December 31, 2024.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those

Bone Health Technologies, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

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issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees except for possible claims as disclosed below.

In 2023, the Company entered into a settlement agreement with Theranova LLC, a shareholder, to resolve a payment dispute related to a federal award and consulting agreement. Dr. Daniel Burnett, a founder and former board member, is the CEO of Theranova. While Dr. Burnett and certain shareholders have indicated the possibility of future claims, no lawsuit has been filed as of the report date. Management believes it has strong defenses and has determined that no provision for loss is required under ASC 450 as no probable or estimable loss exists.

NOTE 5 – LIABILITIES AND DEBT

Deferred Revenue - As of December 31, 2024, the Company recorded deferred revenue of $825,624 related to hardware sales pre-booked beginning in August 2024. The related shipments and revenue recognition commenced in March 2025 upon transfer of control to customers.

Simple Agreements for Future Equity (SAFE) - During the period ending December 31, 2024, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $35M.

NOTE 6 – EQUITY

The Company has authorized 30,000,000 shares of Common Stock and 10,221,096 shares of Preferred Stock, both with a par value of $0.00001 per share.

The Preferred Stock is further designated as:

3,999,924 shares of "Series A-1 Preferred Stock"

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55,555 shares of "Series A-2 Preferred Stock" (together with Series A-1, these are "Original Series A Preferred Stock")
6,165,617 shares of "Series A-3 Preferred Stock"

The schedule of Company's issued and outstanding stocks is shown below.

	As of December 31,	
Capital Stocks	2024	2023
Common Stock	11,269,213	10,649,803
Series A-1 Preferred Stock	3,999,924	3,999,924
Series A-2 Preferred Stock	55,555	55,555
Series A-3 Preferred Stock	6,165,617	5,236,037
Totals	21,490,309	19,941,319

Voting: Common stockholders are entitled to one vote per share. Preferred stockholders have an equal number of votes as the whole shares of common stock into which it is convertible. Preferred and common stock generally vote together as a single class on an as-converted basis.

Dividends: The holders of preferred stock receive a 2% annual dividend on the original issue price before any dividends are paid on other classes of stock. If common stock dividends are declared, preferred stock holders receive an additional simultaneous dividend on an as converted to common stock basis.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 30, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.